August 25, 2022

Sonny Oh

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Northern Lights Fund Trust; File Nos. 333-122917, 811-21720

Dear Mr. Oh:

On June 29, 2022, Northern Lights Fund Trust (the “Trust” or “Registrant”) filed a Registration Statement under the Securities Act of 1933 and the Investment Company Act of 1940 (the “1940 Act”) on Form N-1A on behalf of PFG MFS Aggressive Growth Strategy Fund (the “Fund”).

The Trust has revised the disclosure in the Fund’s prospectus and statement of additional information in response to comments given by you via telephone to Andrew Davalla. Those comments are summarized below, with corresponding responses following each comment, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the document to which the applicable comment relates.

Comment 1. Please apply comments to other applicable disclosures as needed.

Response: The revisions will be applied as needed throughout the amendment.

Comment 2. Please explain how fund complies with Section 12(d) of the Investment Company Act of 1940. If there are any outsized investments in any affiliated fund, please disclose fund name and applicable strategies and risks.

Response: The Fund will rely on the exemption provided by Section 12(d)(1)(F) as needed. Additionally, the Fund will enter into agreements as needed pursuant to Rule 12d1-4.

Comment 3. Please reconcile the references to the Fund’s 80% investment policy:

Response: The disclosure in question has been revised as follows:

The Adviser expects that at least 80% of the Fund’s assets will be allocated to MFS Underlying Funds that invest primarily in either equity securities without regard to market capitalization or country exposure; fixed-income securities issued by domestic and foreign corporations and government entities, of any maturity or credit quality, including high yield bonds (also known as junk bonds); or commodity and real estate-related securities that provide diversification benefits when added to a portfolio of more traditional equity and fixed income securities (“Specialty Securities”); with the balance of the Fund’s assets being invested in Other Underlying Funds that invest primarily in either equity securities without regard to market capitalization or country exposure; fixed-income securities issued by domestic and foreign corporations and government entities, of any maturity or credit quality, including high yield bonds (also known as junk bonds); or Specialty Securities,

Comment 4. Please clarify the following sentence:

As a result, investors may select investments that are designed to be aligned with their level of comfort with investment risk.

Response: The sentence in question has been deleted.

Comment 5. Please see ADI 2019-08 – Please list Principal Risks in order of importance with respect to the Fund’s principal investment strategies.

Response: The Registrant respectfully declines to reorder the principal investment risks of the Fund. The Registrant believes that the risks should remain alphabetical to avoid potentially misleading investors by giving the impression that the Registrant is able to correctly predict the rank of other risks. The Registrant further notes that there is no requirement in Form N-1A that restricts a fund from ordering its principal investment risks alphabetically.

Comment 6. Please clarify that investment risks also apply to add Other Underlying Funds.

Response: The disclosure has been revised as follows:

The following risks apply to the Fund through its investments in MFS Underlying Funds and Other Underlying Funds and the securities held by the MFS Underlying Funds and Other Underlying Funds.

Comment 7. Please revise the first sentence of Commodity Risk for clarity.

Response: The sentence has been revised as follows:

The Fund’s exposure to the commodities futures markets may subject the Fund to greater volatility and less liquidity than investments in traditional securities.

Comment 8. Please revise references to passive ETF risks in Underlying Funds risk.

Response: The disclosure has been revised as follows:

ETF Risk. Investment in the Fund should be made with the understanding that the passive ETFs in which the Fund invests will not be able to replicate exactly the performance of the indices they track because the total return generated by the securities will be reduced by transaction costs incurred in adjusting the actual balance of the securities. In addition, the passive ETFs in which the Fund invests will incur expenses not incurred by their applicable indices. Certain securities comprising the indices tracked by the passive ETFs may, from time to time, temporarily be unavailable, which may further impede the passive ETFs’ ability to track their applicable indices. In addition, the market value of ETF shares may differ from their net asset value. This difference in price may reflect that the supply and demand in the market for shares of the ETF at any point in time is not always identical to the supply and demand in the market for the underlying basket of securities. Accordingly, there may be times when ETF shares trade at a premium or discount to net asset value.

Comment 9. Please highlight active trading in the principal investment strategy disclosure.

Response: Disclosure for Portfolio Turnover Risk has been deleted. Accordingly, strategy disclosure regarding the same will not be added.

Comment 10. With respect to Real Estate Risk, define “Underlying Funds” or refer to both MFS Underlying Funds and Other Underlying Funds.

Response: The disclosure has been revised as follows:

By investing in REITs through MFS Underlying Funds and Other Underlying Funds, the Fund, and consequently its shareholders, will bear expenses of the REITs.

Comment 11. Please disclose sector-related investing in the principal investment strategy disclosure. To extent the Fund is concentrated, please disclose in principal investment strategies and risks.

Response: The Fund does not intend to invest in any one particular sector though it is possible that its investment may focus on a sector from time to time.

Comment 12. Please refer to Underlying Funds in the first sentence of Sector Risk.

Response: The disclosure has been revised as follows:

The Fund’s investments may be focused in securities of a particular sector through its investment in MFS Underlying Funds and Other Underlying Funds.

Comment 13. Please include Other Underlying Funds in Underlying Risk as needed.

Response: The disclosure has been revised as follows:

MFS Underlying Funds and Other Underlying Funds in which the Fund invests are subject to investment advisory and other expenses, which will be indirectly paid by the Fund. As a result, the cost of investing in the Fund will be higher than the cost of investing directly in the MFS Underlying Funds and Other Underlying Funds may be higher than other mutual funds that invest directly in stocks and bonds. Each of the MFS Underlying Funds and Other Underlying Funds is subject to its own investment strategy-specific risks. Further, the Fund’s concentration in investing at least 80% of the Fund’s assets in MFS Underlying Funds, under normal market circumstances, increases the Fund’s investment risk.

Comment 14. Please provide updated performance information as required by Form N-1A.

Response: The performance disclosure has been added. Please see attached prospectus.

Comment 15. Please include a broad-based index and correct performance table footnote numbering.

Response: The Registrant believes the benchmark is an appropriate index because its components reflect the returns of a broad universe of equity, fixed income, REIT and commodity holdings. The footnote numbering will be revised.

Comment 16. Please include a reference to “capital gains tax” in the Tax Information disclosure.

Response: The disclosure has been revised as follows:

For taxable investors, dividends and capital gain distributions may be subject to federal income and capital gains tax.

Comment 17. Please provide a phone number for the semi and annual reports.

Response: The sentence in question:

“Shareholders may call 1-888-451-TPFG to request a copy of the Fund’s prospectus free of charge.”

has been deleted

Comment 18. Please describe the PFG Fund as fund of funds in summary section of the prospectus.

Response: The following sentence has been added as the last sentence of the first paragraph of the Fund’s principal investment strategies section:

The Fund operates as a “fund of funds.”

Comment 19. Please add ETF risk in statutory prospectus risk section.

Response: The following disclosure has been added:

ETF Risk. Investment in the Fund should be made with the understanding that the passive ETFs in which the Fund invests will not be able to replicate exactly the performance of the indices they track because the total return generated by the securities will be reduced by transaction costs incurred in adjusting the actual balance of the securities. In addition, the passive ETFs in which the Fund invests will incur expenses not incurred by their applicable indices. Certain securities comprising the indices tracked by the passive ETFs may, from time to time, temporarily be unavailable, which may further impede the passive ETFs’ ability to track their applicable indices. In addition, the market value of ETF shares may differ from their net asset value. This difference in price may reflect that the supply and demand in the market for shares of the

ETF at any point in time is not always identical to the supply and demand in the market for the underlying basket of securities. Accordingly, there may be times when ETF shares trade at a premium or discount to net asset value.

Comment 20. Please reflect medium cap risk in summary section.

Response: The following disclosure has been added to both the summary and statutory risk sections:

Medium Capitalization Stock Risk. The stocks of medium capitalization companies involve substantial risk. These companies may have limited product lines, markets or financial resources, and they may be dependent on a limited management group. Stocks of these companies may be subject to more abrupt or erratic market movements than those of larger, more established companies or the market averages in general.

Small Cap Risk. The stocks of small capitalization companies involve substantial risk. These companies may have limited product lines, markets or financial resources, and they may be dependent on a limited management group. Stocks of these companies may be subject to more abrupt or erratic market movements than those of larger, more established companies or the market averages in general.

Comment 21. Please delete Small and Medium Cap Risk.

Response: The requested change has been made.

Comment 22. Please reflect management fee breakpoint in table in Management section.

Response: The Registrant respectfully declines to revise the existing disclosure and notes that the fund is part of a prospectus combined with other funds where such disclosure is provided for in narrative form.

Comment 23. Please update board approval discussion date.

Response: The disclosure has been revised as follows:

A discussion regarding the basis for the Board of Trustees’ approval of the Advisory Agreement is available in the PFG Funds’ annual shareholder report dated April 30, 2022.

Comment 24. Please reconcile portfolio manager disclosure regarding inception date and term.

Response: A new portfolio manager has replaced the prior manager. Accordingly, the disclosure has been revised as follows:

Daniel Helmick has served the Fund as its portfolio manager since July 29, 2022.

Comment 25. With respect to back cover page of prospectus and elsewhere as applicable, please confirm any documents incorporated into registration statement are appropriately hyperlinked.

Response: The Registrant confirms that they will be so hyperlinked.

SAI and Part C

Comment 26. Please consider the definition of Underlying Funds as a defined term. Please reconcile as needed.

Response: Given that the Fund is part of a larger fund family where each fund operates a fund of underlying funds, the Registrant respectfully declines to change the existing disclosure.

Comment 27. Please consider revising risks LIBOR as needed and add BREXIT risks as needed or explain why is not a principal risk.

Response: The risk disclosure for LIBOR has been revised as follows:

LIBOR Risk

Instruments in which an Underlying Fund invests may pay interest based on the London Interbank Offered Rate, or “LIBOR,” which is the offered rate for short-term Eurodollar deposits between major international banks. In 2017, the head of the UK Financial Conduct Authority announced a desire to phase out the use of LIBOR by the end of 2021. The administrator of LIBOR recently announced a delay in the phase out of a majority of the U.S. dollar LIBOR publications until mid-2023, with the remainder of the LIBOR publications to end at the end of 2021. Various financial industry groups have been planning for the transition away from LIBOR, but there are challenges to converting certain securities and transactions to a new reference rate (e.g., the Secured Overnight Financing Rate (“SOFR”), which is intended to replace the U.S. dollar LIBOR). As a result, the nature of any replacement rate and the impact of the transition from LIBOR on the Fund’s transactions and the financial markets generally is unknown. The transition process might lead to increased volatility and illiquidity in markets for instruments whose terms currently include LIBOR. While some existing LIBOR-based instruments may contemplate a scenario where LIBOR is no longer available by providing for an alternative rate-setting methodology, there may be significant uncertainty regarding the effectiveness of any such alternative methodologies to replicate LIBOR. Not all existing LIBOR-based instruments may have alternative rate-setting provisions and there remains uncertainty regarding the willingness and ability of issuers to add alternative rate-setting provisions in certain existing instruments. In addition, a liquid market for newly issued instruments that use a reference rate other than LIBOR still may be developing.

In June of 2016, the United Kingdom (the “UK”) approved a referendum to leave the European Union (the “EU”), commonly referred to as “Brexit,” which sparked depreciation in the value of the British pound and heightened risk of continued worldwide economic volatility. The UK withdrew from the EU on January 31, 2020.  It is possible that measures could be taken to revote the issue of the withdrawal, or that regions of the UK could seek to separate and remain a part of the EU. As a result of the withdrawal, a Fund may be exposed to volatile trading markets and significant and unpredictable currency fluctuations over a short period of time, and potentially lower economic growth in the UK, Europe and globally. Securities issued by companies domiciled in the UK could be subject to changing regulatory and tax regimes. Banking and financial services companies that operate in the UK or EU could be disproportionately impacted by these actions.  Further insecurity in EU membership or the abandonment of the euro could exacerbate market and currency volatility and negatively impact a Fund’s investments in securities issued by companies located in EU countries. The impact of these actions, especially if they occur in a disorderly fashion, is not clear but could be significant and far-reaching. The considerations noted above generally are intensified for investments in developing countries. Developing countries may have relatively unstable governments, economies based on only a few industries and securities markets that trade a small number of securities.

Comment 28. Please add risks regarding commodities investments.

Response: The following disclosure has been added:

Commodities Instruments

There are several additional risks associated with transactions in commodity futures contracts, swaps on commodity futures contracts, commodity forward contracts and other commodities instruments. In the commodity instruments markets, producers of the underlying commodity may decide to hedge the price risk of selling the commodity by selling commodity instruments today to lock in the price of the commodity at delivery tomorrow. In order to induce speculators to purchase the other side of the same commodity instrument, the commodity producer generally must sell the commodity instrument at a lower price than the expected future spot price. Conversely, if most hedgers in the commodity instruments market are purchasing commodity instruments to hedge against a rise in prices, then speculators will only sell the other side of the commodity instrument at a higher future price than the expected future spot price of the commodity. The changing nature of the hedgers and speculators in the commodity markets will influence whether futures prices are above or below the expected future spot price, which can have significant implications for the Fund. If the nature of hedgers and speculators in commodity instruments markets has shifted when it is time for the Fund to reinvest the proceeds of a maturing contract in a new commodity instrument, the Fund might reinvest at a higher or lower future price, or choose to pursue other investments. The commodities which underlie commodity instruments may be subject to additional economic and non-economic variables, such as drought, floods, weather, livestock disease, embargoes, tariffs, and international economic, political and regulatory developments. These factors may have a larger impact on commodity prices and commodity-linked instruments than on traditional securities. Certain commodities are also subject to limited pricing flexibility because of supply and demand factors. Others are subject to broad price fluctuations as a result of the volatility of the prices for certain raw materials and the instability of supplies of other materials. These additional variables may create additional investment risks which subject the Fund’s investments to greater volatility than investments in traditional securities. Also, unlike the financial instruments markets, in the commodity instruments markets there are costs of physical storage associated with purchasing the underlying commodity. The price of the commodity instruments contract will reflect the storage costs of purchasing the physical commodity, including the time value of money invested in the physical commodity. To the extent that the storage costs for an underlying commodity change while the Fund is invested in instruments on that commodity, the value of the commodity instrument may change proportionately.

Comment 29. Please confirm SAI and Part C will be updated as required by Form N-1A.

Response: The Registrant so confirms.

Comment 30. Please ensure advisory agreements for this fund are appropriately filed and provided for in Part C.

Response: The Registrant confirms the applicable advisory agreement will be filed and hyperlinked appropriately.

Comment 31. Please hyperlink any exhibits.

Response: The required exhibits will be hyperlinked.

Comment 32. Please review existing hyperlinked exhibits for accuracy. Please see h(25) and h(106)of Part C as examples.

Response: The exhibits will be reviewed and hyperlinks will be fixed as necessary.

Comment 33. Please note powers of attorney on signature page should be hyperlinked. Please review powers of attorney under Item 28.

Response: The power of attorney exhibits will be reviewed and hyperlinks will be fixed as necessary.

Comment 34. Please provide letter responding to comments. Staff notes that Registrant is responsible for accuracy of registration statement.

Response: The Registrant will provide written responses to the Staff’s comments which will be filed on EDGAR as correspondence.

* * * * *

If you have any questions or additional comments, please call the undersigned at 614-469-3353.

Very truly yours,

/s/ Andrew Davalla

Andrew Davalla

cc: JoAnn M. Strasser